November 10, 2009

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

Attention: Linda Stirling

RE:

Dunham Funds, File Numbers  333-147999 and  811-22153

Ladies and Gentlemen:

On November 4, 2009, we received your comments with respect to the Schedule 14C Preliminary Information Statement filed by the Dunham Funds (the “Registrant”), related to the Dunham Emerging Markets Stock Fund (the “Fund”).  We responded to your comments on November 9, 2009.  You subsequently noted that the heading in the “Illustrative Sub-Advisory Fee Table” incorrectly states that the base sub-advisory fee is 0.50%.   This has been corrected to read “Performance Fee Adjustment  Plus or Minus Base Fee (0.60%).”

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP